                                             As Filed Pursuant to Rule 424(b)(2)
                                             Registration No. 333-119615


                             Prospectus Supplement
                     (To Prospectus Dated November 1, 2004)




CITIGROUP GLOBAL MARKETS HOLDINGS INC.

1,810,000 INDEX LEADING STOCKMARKET RETURN SECURITIES (INDEX LASERS(SM)) BASED UPON THE DOW JONES EURO STOXX 50 INDEX(SM)
DUE MARCH 30, 2009
$10.00 PER INDEX LASERS

-  We will not make any payments on the Index LASERS prior to maturity.

- The maturity payment on the Index LASERS will be based on the value of the Dow Jones EURO STOXX 50 Index during the term of the Index LASERS, and may be greater than, equal to or less than your initial investment.

   - If the ending value of the Dow Jones EURO STOXX 50 Index is greater than its starting value, the maturity payment will equal the $10 principal amount per Index LASERS plus 150% of the index's percentage appreciation.

   - If the ending value of the Dow Jones EURO STOXX 50 Index is less than its starting value and the value of the Dow Jones EURO STOXX 50 Index decreases by 25% or more at any time after the date the Index LASERS are priced for initial sale to the public up to and including the third index business day before maturity (whether intra-day or at the close of trading on any index business day), the maturity payment will be less than your initial investment in the Index LASERS.

   - In all other circumstances, the maturity payment will equal the $10 principal amount per Index LASERS.

- Application has been made to list the Index LASERS on the American Stock Exchange under the symbol "IDJ," but we cannot assure you that the Index LASERS will be approved for listing.

      INVESTING IN THE INDEX LASERS INVOLVES A NUMBER OF RISKS. SEE "RISK FACTORS RELATING TO THE INDEX LASERS" BEGINNING ON PAGE S-8.

      "Dow Jones" is a service mark of Dow Jones & Company, Inc. ("Dow Jones"). "STOXX," "EURO STOXX" and "EURO STOXX 50" are service marks of STOXX Limited ("STOXX"). These service marks have been licensed for use for certain purposes by Citigroup Global Markets Holdings Inc. The Index LASERS are not issued, sponsored, endorsed, sold or promoted by either Dow Jones or STOXX. Neither Dow Jones nor STOXX make any representation regarding the advisability of investing in such products or any warranties, and bears no liability with respect to the Index LASERS.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Index LASERS or determined that this prospectus and prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

                                                    PER NOTE         TOTAL
            Public Offering Price                   $ 10.00          $18,100,000
            Underwriting Discount                   $  0.35          $   633,500
            Proceeds to Citigroup Global Markets    $  9.65          $17,466,500
            Holdings Inc. (before expenses)

            The underwriter expects to deliver the notes to purchasers on or about March 30, 2005.

--------------------------------------------------------------------------------
 Investment Products    Not FDIC insured    May Lose Value    No Bank Guarantee
--------------------------------------------------------------------------------




         March 24, 2005

                                                                (CITIGROUP LOGO)

                                     SUMMARY

      This summary highlights selected information from the accompanying prospectus and this prospectus supplement to help you understand the Index LASERS based upon the Dow Jones EURO STOXX 50 Index. You should carefully read this entire prospectus supplement and the accompanying prospectus to understand fully the terms of the Index LASERS, certain information regarding how the Dow Jones EURO STOXX 50 Index is calculated and maintained, as well as the principal tax and other considerations that are important to you in making a decision about whether to invest in the Index LASERS. You should, in particular, carefully review the section entitled "Risk Factors Relating to the Index LASERS," which highlights a number of risks, to determine whether an investment in the Index LASERS is appropriate for you. All of the information set forth below is qualified in its entirety by the more detailed explanation set forth elsewhere in this prospectus supplement and the accompanying prospectus.

SELECTED PURCHASE CONSIDERATIONS

- ENHANCED APPRECIATION - If the ending value of the Dow Jones EURO STOXX 50 Index exceeds its starting value, your participation in the index's appreciation will be increased by the upside participation rate of 150%.

- THE DOW JONES EURO STOXX 50 INDEX - The return on Index LASERS is based upon the performance of the Dow Jones EURO STOXX 50 Index, which is designed to provide a blue chip representation of 50 market sector leaders in Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain.

- LIMITED PROTECTION AGAINST LOSS - If the value of the Dow Jones EURO STOXX 50 Index does not decrease by 25% or more at any time after the date the Index LASERS are priced for initial sale to the public up to and including the third index business day before maturity (whether intra-day or at the close of trading on any index business day), then at maturity you will receive the principal amount of your investment even if the value of the Dow Jones EURO STOXX 50 Index is below its starting value.

SELECTED RISK CONSIDERATIONS

   An investment in the Index LASERS involves significant risks. These risks are explained in more detail in the "Risk Factors Relating to the Index LASERS" section of this prospectus supplement. Some are summarized here.

- YOUR INVESTMENT IN THE INDEX LASERS MAY RESULT IN A LOSS IF THE DOW JONES EURO STOXX 50 INDEX DECLINES - If the ending value of the Dow Jones EURO STOXX 50 Index is less than the starting value of the Dow Jones EURO STOXX 50 Index and the value of the Dow Jones EURO STOXX 50 Index on any index business day after the date of this prospectus supplement up to and including the third index business day before maturity (whether intra-day or at the close of trading on any index business day) is less than or equal to 75% of the starting value of the Dow Jones EURO STOXX 50 Index, your return on the Index LASERS will be less than your initial investment in the Index LASERS. This will be true even if the value of the index exceeded its starting value at one or more times over the term of the Index LASERS.

- YOU MAY NOT BE ABLE TO SELL YOUR INDEX LASERS IF AN ACTIVE TRADING MARKET FOR THE INDEX LASERS DOES NOT DEVELOP - We have applied to list the Index LASERS on the American Stock Exchange under the symbol "IDJ," but we cannot assure you that the Index LASERS will be approved for listing. In addition, any secondary market that does develop may not be liquid and may not continue for the term of the Index LASERS. Although Citigroup Global Markets Inc. intends to make a market in the Index LASERS, it is not obligated to do so.

- THE PRICE AT WHICH YOU WILL BE ABLE TO SELL YOUR INDEX LASERS PRIOR TO MATURITY MAY BE SUBSTANTIALLY LESS THAN THE AMOUNT YOU ORIGINALLY INVEST - Due to changes in the prices of and the dividend yields on the stocks underlying the Dow Jones EURO STOXX 50 Index, interest rates, the earnings performance of the issuers of the stocks underlying the Dow Jones EURO STOXX 50 Index, other economic conditions and Citigroup Global Markets Holdings' perceived creditworthiness, the Index LASERS may trade at prices below their initial issue price and you could receive substantially less than the amount of your original investment if you sell your Index LASERS prior to maturity.

- YOU WILL NOT RECEIVE ANY PERIODIC PAYMENTS - You will not receive any periodic payments of interest or any other periodic payments on the Index LASERS. In addition, you will not be entitled to receive dividend payments, if any, or other distributions made on the stocks underlying the Dow Jones EURO STOXX 50 Index.

                           SUMMARY INFORMATION -- Q&A

WHAT ARE THE INDEX LASERS?

     The Index LASERS are a series of unsecured senior debt securities issued by Citigroup Global Markets Holdings Inc. The Index LASERS will rank equally with all other unsecured and unsubordinated debt of Citigroup Global Markets Holdings. The Index LASERS mature on March 30, 2009 and do not provide for earlier redemption by you or by us.

     Each Index LASERS represents a principal amount of $10. You may transfer the Index LASERS only in units of $10 and integral multiples of $10. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Index LASERS in the form of a global certificate, which will be held by The Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the Index LASERS by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the securities through the accounts those systems maintain with DTC. You should refer to the section "Description of the Index
LASERS -- Book-Entry System" in this prospectus supplement and the section "Book-Entry Procedures and Settlement" in the accompanying prospectus.

WILL I RECEIVE INTEREST ON THE INDEX LASERS?

     We will not make any periodic payments of interest on the Index LASERS or any other payments on the Index LASERS until maturity.

WHAT WILL I RECEIVE AT MATURITY OF THE INDEX LASERS?

     At maturity, you will receive an amount in cash equal to $10 plus an index return amount, which may be positive, zero or negative. Because the index return amount may be negative, the maturity payment could be less than the $10 principal amount per Index LASERS.

HOW WILL THE INDEX RETURN AMOUNT BE CALCULATED?

     The index return amount will be based on the return of the Dow Jones EURO STOXX 50 Index. The index return, which is presented in this prospectus supplement as a percentage, will equal the following fraction:

                         Ending Value -- Starting Value
                       ---------------------------------
                                 Starting Value

     How the index return amount is calculated will depend on whether the index return is positive, zero or negative:

     - IF THE INDEX RETURN IS POSITIVE, the index return amount will equal the product of:

                 $10 * Upside Participation Rate * Index Return

      The upside participation rate is 150%.

     - IF THE INDEX RETURN IS NEGATIVE and

        - the value of the Dow Jones EURO STOXX 50 Index on any index business day after the date of this prospectus supplement up to and including the third index business day before maturity (whether intra-day or at the close of trading on any index business day) is less than or equal to 2295.50 (75% of the starting value of the Dow Jones EURO STOXX 50 Index), then the index return amount will equal the product of:

                                   $10 * Index Return

        In this case, the index return amount will be negative and the maturity payment will be less than $10 per Index LASERS.

        - the value of the index on any index business day after the date of this prospectus supplement up to and including the third index business day before maturity (whether intra-day or at the close of trading on any index business day) is not less than or equal to 2295.50 (75% of the starting value of the Dow Jones EURO STOXX 50 Index), then the index return amount will be zero and the maturity payment will be $10 per Index LASERS.

     - IF THE INDEX RETURN IS ZERO (i.e., if there is no change in the value of the Dow Jones EURO STOXX 50 Index over the term of the Index LASERS), then the index return amount will be zero and the maturity payment will be $10 per Index LASERS.

     The starting value equals 3060.67, the closing value of the Dow Jones EURO STOXX 50 Index on March 24, 2005.

     The ending value will be the closing value of the Dow Jones EURO STOXX 50 Index on the third index business day before the maturity date.

     For more specific information about the "index return amount," the "index return," the determination of an "index business day" and the effect of a market disruption event on the determination of the index return amount and the index return, please see "Description of the Index LASERS -- Index Return Amount" in this prospectus supplement.

IS THERE A POSSIBILITY OF LOSS OF CAPITAL?

     If the ending value of the Dow Jones EURO STOXX 50 Index is less than its starting value and the value of the Dow Jones EURO STOXX 50 Index on any index business day after the date of this prospectus supplement up to and including the third index business day before maturity (whether intra-day or at the close of trading on any index business day) is less than or equal to 2295.50 (75% of the starting value of the Dow Jones EURO STOXX 50 Index), at maturity you will receive less than the original principal amount of the Index LASERS. This will be true even if the value of the index exceeded its starting value at one or more times over the term of the Index LASERS. Even if the ending value of the Dow Jones EURO STOXX 50 Index is greater than its starting value, the total yield on the Index LASERS may be less than that on a conventional fixed-rate, non-callable debt security of Citigroup Global Markets Holdings of comparable maturity. You should refer to "Risk Factors -- The Yield on the Index LASERS May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity" in this prospectus supplement.

WHERE CAN I FIND EXAMPLES OF HYPOTHETICAL MATURITY PAYMENTS?

     For a table setting forth hypothetical maturity payments, see "Description of the Index LASERS -- Maturity Payment -- Hypothetical Examples" in this prospectus supplement.

WHO PUBLISHES THE DOW JONES EURO STOXX 50 INDEX AND WHAT DOES IT MEASURE?

     STOXX Limited ("STOXX"), a joint venture between Deutsche Borse AG, Dow Jones & Company and the SWX Group, publishes the Dow Jones EURO STOXX 50 Index, a free-float capitalization-weighted index designed to provide a blue chip representation of 50 market sector leaders in the Eurozone (Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands,

Portugal and Spain). Publication of the Dow Jones EURO STOXX 50 Index began on February 26, 1998, based on an initial value of 1,000 on December 31, 1991.

     According to STOXX, as of December 30, 2004, the market capitalization of the 50 companies included in the Dow Jones EURO STOXX 50 Index ranged from a high of E 96.53 billion to a low of E 8.78 billion. The ten companies with the highest weighting in the Dow Jones EURO STOXX 50 Index represented 39.32% of the index, while the ten companies with the smallest weighting represented 8.82% of the index. As of June 30, 2004, the seven countries that are represented in the index account for the following approximate percentages: (1) France, 31.3%; (2) Germany, 22.6%; (3) Netherlands, 17.2%; (4) Spain, 13.8%; (5) Italy, 11.6%; and
(6) Finland and Belgium, 3.5%. The companies that are included in the Dow Jones EURO STOXX 50 Index are representative of the broad market in the EMU and of a wide array of European industries including the following: automobile; food and beverage; banking; industrial; chemical; insurance conglomerates; media; construction; technology; energy; telecommunications; financial services and utility.

     Please note that an investment in the Index LASERS does not entitle you to any ownership or other interest in the stocks of the companies included in the Dow Jones EURO STOXX 50 Index.

HOW HAS THE DOW JONES EURO STOXX 50 INDEX PERFORMED HISTORICALLY?

     We have provided a table showing the closing value of the Dow Jones EURO STOXX 50 Index on the last index business day of each month from January 2000 through January 2005, as well as a graph showing the closing value of the Dow Jones EURO STOXX 50 Index on the last index business day of each month from January 1992 through February 2005. You can find this table and the graph in the section "Description of the Dow Jones EURO STOXX 50 Index -- Historical Data on the Dow Jones EURO STOXX 50 Index" in this prospectus supplement. We have provided this historical information to help you evaluate the behavior of the Dow Jones EURO STOXX 50 Index in recent years. However, past performance is not necessarily indicative of how the Dow Jones EURO STOXX 50 Index will perform in the future. You should also refer to the section "Risk Factors Relating to the Index LASERS -- The Historical Performance of the Dow Jones EURO STOXX 50 Index Is Not an Indication of the Future Performance of the Dow Jones EURO STOXX 50 Index" in this prospectus supplement.

WHAT ARE THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF INVESTING IN THE INDEX LASERS?

     In purchasing an Index LASERS, you agree with Citigroup Global Markets Holdings that you and Citigroup Global Markets Holdings intend to treat an Index LASERS for U.S. federal income tax purposes as a cash-settled variable forward contract on the value of the Dow Jones EURO STOXX 50 Index at maturity. Under such treatment, upon the sale or other taxable disposition of an Index LASERS, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder's tax basis in the Index LASERS. In addition, at maturity a U.S. Holder will recognize capital gain or loss equal to any difference between the amount of cash received from Citigroup Global Markets Holdings and the U.S. Holder's tax basis in the Index LASERS at that time. Gain or loss on the sale, redemption or other disposition of the Index LASERS generally will be long-term capital gain or loss if the U.S. Holder has held the Index LASERS for more than one year at maturity. Due to the absence of authority as to the proper characterization of the Index LASERS, no assurance can be given that the Internal Revenue Service will accept, or that a court will uphold, the characterization and tax treatment described above, and alternative treatments of the Index LASERS could result in less favorable U.S. federal income tax consequences to you, including a requirement to accrue income on a current basis. You should refer to the section "Certain United States Federal Income Tax Considerations" in this prospectus supplement for more information.

WILL THE INDEX LASERS BE LISTED ON A STOCK EXCHANGE?

     We have applied to list the Index LASERS on the American Stock Exchange under the symbol "IDJ," but we cannot assure you that the Index LASERS will be approved for listing. Citigroup Global

Markets Inc. currently intends, but is not obligated, to make an over-the-counter market in the Index LASERS. You should be aware that even if the Index LASERS are approved for listing on the American Stock Exchange, that will not necessarily ensure that a liquid trading market will be available for the Index LASERS.

WHAT IS THE ROLE OF CITIGROUP GLOBAL MARKETS HOLDINGS' SUBSIDIARY, CITIGROUP GLOBAL MARKETS INC.?

     Our subsidiary, Citigroup Global Markets Inc., is the underwriter for the offering and sale of the Index LASERS. After the initial offering, Citigroup Global Markets Inc. and/or other of our broker-dealer affiliates intend to buy and sell the Index LASERS to create a secondary market for holders of the Index LASERS, and may engage in other activities described in the section "Underwriting" in this prospectus supplement. Citigroup Global Markets Inc. will also act as calculation agent for the Index LASERS and is expected to receive compensation for activities and services provided in connection with the offering.

CAN YOU TELL ME MORE ABOUT CITIGROUP GLOBAL MARKETS HOLDINGS?

     Citigroup Global Markets Holdings is a holding company that provides investment banking, securities and commodities trading, brokerage, asset management and other financial services through its subsidiaries. Citigroup Global Markets Holdings is a subsidiary of Citigroup Inc., a diversified financial services holding company.

     Citigroup Global Markets Holdings' ratios of earnings to fixed charges (Citigroup Global Markets Holdings has no outstanding preferred stock) since 2000 are as follows:

                                                        YEAR ENDED DECEMBER 31,
                                                 -------------------------------------
                                                 2004    2003    2002    2001    2000
                                                 -----   -----   -----   -----   -----
Ratio of earnings to fixed charges.............  0.63x   1.90x   1.44x   1.34x   1.32x

CAN YOU TELL ME MORE ABOUT THE EFFECT OF CITIGROUP GLOBAL MARKETS HOLDINGS' HEDGING ACTIVITY?

     We expect to hedge our obligations under the Index LASERS through one or more of our affiliates. This hedging activity will likely involve trading in one or more of the stocks underlying the Dow Jones EURO STOXX 50 Index or in other instruments, such as options, swaps or futures, based upon the Dow Jones EURO STOXX 50 Index or the stocks underlying the Dow Jones EURO STOXX 50 Index. This hedging activity could affect the value of the Dow Jones EURO STOXX 50 Index and therefore the market value of the Index LASERS. The costs of maintaining or adjusting this hedging activity could also affect the price at which our subsidiary Citigroup Global Markets Inc. may be willing to purchase your Index LASERS in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the Index LASERS declines. You should refer to "Risk Factors Relating to the Index
LASERS -- Citigroup Global Markets Holdings' Hedging Activity Could Result in a Conflict of Interest" and "-- The Price at Which You Will Be Able to Sell Your Index LASERS Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest" in this prospectus supplement and "Use of Proceeds and Hedging" in the accompanying prospectus.

DOES ERISA IMPOSE ANY LIMITATIONS ON PURCHASES OF THE INDEX LASERS?

     Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974 or substantially similar federal, state or local laws ("ERISA-Type Plans") will not be permitted to purchase or hold the Index LASERS. Plans that are not ERISA-Type Plans, such as individual retirement accounts, individual retirement annuities or Keogh plans, will be permitted to purchase or hold the Index LASERS, provided that each such plan shall by its purchase be deemed to represent and warrant that none of Citigroup Global Markets Inc., its affiliates or any employee thereof manages the plan or provides advice that serves as a primary basis for the plan's decision to purchase, hold or dispose of the Index LASERS.

ARE THERE ANY RISKS ASSOCIATED WITH MY INVESTMENT?

     Yes, the Index LASERS are subject to a number of risks. Please refer to the section "Risk Factors Relating to the Index LASERS" in this prospectus supplement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, filed by us with the Securities and Exchange Commission, or the SEC, pursuant to Section 13 of the Securities Exchange Act of 1934 (File No. 1-15286), are incorporated herein by reference: (i) Annual Report on Form 10-K for the year ended December 31, 2004, and (ii) Current Reports on Form 8-K filed on January 20, 2005, February 3, 2005, February 4, 2005, February 11, 2005, February 28, 2005 and March 4, 2005.

     You should refer to "Prospectus Summary -- Where You Can Find More Information" in the accompanying prospectus. These documents may also be accessed electronically by means of the SEC's home page on the world wide web on the internet at http://www.sec.gov.

                   RISK FACTORS RELATING TO THE INDEX LASERS

     Because the terms of the Index LASERS differ from those of conventional debt securities in that the maturity payment will be based on the value of the Dow Jones EURO STOXX 50 Index after the date on which the Index LASERS are priced for initial sale to the public up to and including the third index business day before the maturity date, an investment in the Index LASERS entails significant risks not associated with similar investments in conventional debt securities, including, among other things, fluctuations in the value of the Dow Jones EURO STOXX 50 Index and other events that are difficult to predict and beyond our control.

YOUR INVESTMENT IN THE INDEX LASERS MAY RESULT IN A LOSS IF THE VALUE OF THE DOW JONES EURO STOXX 50 INDEX DECLINES

     The amount of the maturity payment will depend on the value of the Dow Jones EURO STOXX 50 Index after the date of this prospectus supplement up to and including the third index business day before maturity (whether intra-day or at the close of trading on any index business day). As a result, the amount you receive at maturity may be less than the amount you paid for your Index LASERS. If the ending value of the Dow Jones EURO STOXX 50 Index is less than the starting value of the Dow Jones EURO STOXX 50 Index and the value of the Dow Jones EURO STOXX 50 Index on any index business day after the date of this prospectus supplement up to and including the third index business day before maturity (whether intra-day or at the close of trading on any index business day) is less than or equal to 2295.50 (75% of the starting value of the Dow Jones EURO STOXX 50 Index), the amount you receive at maturity for each Index LASERS will be less than the $10 you pay for each Index LASERS, in which case your investment in the Index LASERS will result in a loss. This will be true even if the value of the Dow Jones EURO STOXX 50 Index at any point during the term of the Index LASERS exceeds the starting value of the Dow Jones EURO STOXX 50 Index.

THE YIELD ON THE INDEX LASERS MAY BE LOWER THAN THE YIELD ON A STANDARD DEBT SECURITY OF COMPARABLE MATURITY

     The Index LASERS do not pay any interest. As a result, if the ending value of the Dow Jones EURO STOXX 50 Index is less than approximately 3464.37 (an increase of approximately 13.19% from the starting value of the Dow Jones EURO STOXX 50 Index), the yield on the Index LASERS may be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Global Markets Holdings of comparable maturity.

YOU WILL NOT RECEIVE ANY PERIODIC PAYMENTS ON THE INDEX LASERS

     You will not receive any periodic payments of interest or any other periodic payments on the Index LASERS. In addition, you will not be entitled to receive dividend payments, if any, or other distributions made on the stocks underlying the Dow Jones EURO STOXX 50 Index.

THE HISTORICAL PERFORMANCE OF THE DOW JONES EURO STOXX 50 INDEX IS NOT AN INDICATION OF THE FUTURE PERFORMANCE OF THE DOW JONES EURO STOXX 50 INDEX

     The historical performance of the Dow Jones EURO STOXX 50 Index, which is included in this prospectus supplement, should not be taken as an indication of the future performance of the Dow Jones EURO STOXX 50 Index during the term of the Index LASERS. Changes in the value of the Dow Jones EURO STOXX 50 Index will affect the trading price of the Index LASERS, but it is impossible to predict whether the value of the index will fall or rise.

YOUR RETURN ON THE INDEX LASERS WILL NOT REFLECT THE RETURN YOU WOULD REALIZE IF YOU ACTUALLY OWNED THE STOCKS UNDERLYING THE DOW JONES EURO STOXX 50 INDEX

     Your return on the Index LASERS will not reflect the return you would realize if you actually owned the stocks underlying the Dow Jones EURO STOXX 50 Index because STOXX calculates the Dow Jones EURO STOXX 50 Index by reference to the prices of the stocks comprising the Dow Jones EURO

STOXX 50 Index without taking into consideration the value of any dividends paid on those stocks. As a result, the return on the Index LASERS may be less than the return you would realize if you actually owned the stocks underlying the Dow Jones EURO STOXX 50 Index even if the ending value of the Dow Jones EURO STOXX 50 Index is greater than its starting value.

THE PRICE AT WHICH YOU WILL BE ABLE TO SELL YOUR INDEX LASERS PRIOR TO MATURITY WILL DEPEND ON A NUMBER OF FACTORS AND MAY BE SUBSTANTIALLY LESS THAN YOU ORIGINALLY INVEST

     We believe that the value of your Index LASERS in the secondary market will be affected by the supply of and demand for the Index LASERS, the value of the Dow Jones EURO STOXX 50 Index and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the Index LASERS of a change in a specific factor, assuming all other conditions remain constant.

     VALUE OF THE DOW JONES EURO STOXX 50 INDEX. We expect that the market value of the Index LASERS will likely depend substantially on the relationship between the closing value of the Dow Jones EURO STOXX 50 Index on the date of this prospectus supplement and the future value of the Dow Jones EURO STOXX 50 Index. However, changes in the value of the Dow Jones EURO STOXX 50 Index may not always be reflected, in full or in part, in the market value of the Index LASERS. If you choose to sell your Index LASERS when the value of the Dow Jones EURO STOXX 50 Index exceeds its starting value, you may receive substantially less than the amount that would be payable at maturity based on that value because of expectations that the Dow Jones EURO STOXX 50 Index will continue to fluctuate between that time and the time when the ending value of the Dow Jones EURO STOXX 50 Index is determined. If you choose to sell your Index LASERS when the value of the Dow Jones EURO STOXX 50 Index is below the value of the index on the date of this prospectus supplement, you may receive less than the amount you originally invested.

     Trading prices of the underlying stocks of the Dow Jones EURO STOXX 50 Index will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the various European exchanges or markets on which the stocks underlying the Dow Jones EURO STOXX 50 Index are traded, and by various circumstances that can influence the values of the underlying stocks in a specific market segment or of a particular underlying stock. Citigroup Global Markets Holdings' hedging activities in the underlying stocks of the Dow Jones EURO STOXX 50 Index, the issuance of securities similar to the Index LASERS and other trading activities by Citigroup Global Markets Holdings, its affiliates and other market participants can also affect the price of the underlying stocks of the Dow Jones EURO STOXX 50 Index.

     VOLATILITY OF THE DOW JONES EURO STOXX 50 INDEX. Volatility is the term used to describe the size and frequency of market fluctuations. If the volatility of the Dow Jones EURO STOXX 50 Index changes during the term of the Index LASERS, the market value of the Index LASERS may decrease.

     EVENTS INVOLVING THE COMPANIES COMPRISING THE DOW JONES EURO STOXX 50 INDEX. General economic conditions and earnings results of the companies whose common stocks comprise the Dow Jones EURO STOXX 50 Index and real or anticipated changes in those conditions or results may affect the market value of the Index LASERS. In addition, if the dividend yields on those stocks increase, the value of the Index LASERS may decrease because the Dow Jones EURO STOXX 50 Index does not incorporate the value of dividend payments. Conversely, if dividend yields on the stocks decrease, the value of the Index LASERS may increase.

     INTEREST RATES. We expect that the market value of the Index LASERS will be affected by changes in U.S. and in the interest rates of the countries in which the underlying stocks trade. In general, the value of the Index LASERS may be adversely impacted by changes in the difference between U.S. interest rates and any of these local interest rates.

     TIME PREMIUM OR DISCOUNT. As a result of a "time premium or discount," the Index LASERS may trade at a value above or below that which would be expected based on the level of interest rates and the value of the Dow Jones EURO STOXX 50 Index the longer the time remaining to maturity. A "time premium or discount" results from expectations concerning the value of the Dow Jones EURO STOXX 50 Index during the period prior to the maturity of the Index LASERS. However, as the time remaining to maturity decreases, this time premium or discount may diminish, increasing or decreasing the market value of the Index LASERS.

     CITIGROUP GLOBAL MARKETS HOLDINGS' HEDGING ACTIVITIES. Hedging activities related to the Index LASERS by one or more of our affiliates will likely involve trading in one or more of the stocks underlying the Dow Jones EURO STOXX 50 Index or in other instruments, such as options, swaps or futures, based upon the Dow Jones EURO STOXX 50 Index or the stocks underlying the Dow Jones EURO STOXX 50 Index. This hedging activity could affect the value of the Dow Jones EURO STOXX 50 Index and therefore the market value of the Index LASERS. It is possible that we or our affiliates may profit from our hedging activity, even if the market value of the Index LASERS declines.

     CITIGROUP GLOBAL MARKETS HOLDINGS' CREDIT RATINGS, FINANCIAL CONDITION AND RESULTS. Actual or anticipated changes in our credit ratings, financial condition or results may affect the value of the Index LASERS.

     We want you to understand that the impact of one of the factors specified above, such as a decrease in interest rates, may offset some or all of any change in the value of the Index LASERS attributable to another factor, such as an increase in the value of the Dow Jones EURO STOXX 50 Index.

     In general, assuming all relevant factors are held constant, we expect that the effect on the market value of the Index LASERS of a given change in most of the factors listed above will be less if it occurs later in the term of the Index LASERS than if it occurs earlier in the term of the Index LASERS.

THE INDEX LASERS ARE SUBJECT TO RISKS RELATING TO INVESTMENTS IN ASSETS IN FOREIGN JURISDICTIONS

     You should be aware that investments in securities, such as the Index LASERS, that are linked to the value of an index comprised of foreign equity securities, involve certain risks, any of which can affect the value of these securities, the value of the index and the Index LASERS.

     The foreign securities markets may be more volatile than U.S. securities markets and may be affected by market developments in different ways than U.S. securities markets; cross-shareholdings in foreign companies on such markets may affect prices and volume of trading on those markets; there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the SEC and foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies. In addition, certain of the exchanges on which the underlying securities are traded may have adopted certain measures intended to limit short-term price fluctuations. These may include daily price floors and ceilings intended to prevent extreme fluctuations in individual securities prices. You should also be aware that certain of the exchanges in the underlying jurisdiction might suspend the trading of individual securities in certain limited and extraordinary circumstances. As a result, variations in the value of the index may be limited by price limitations on, or suspensions of trading of, individual underlying securities, which may, in turn, adversely affect the value of the Index LASERS or result in the occurrence of a market disruption event.

     Prices of the underlying securities are subject to political, economic, financial, exchange rate and social factors that apply in the relevant underlying jurisdiction as well as in other countries in which an issuer does business (or in which its principal trading partners do business). These factors (including the possibility that recent or future changes in a country's government, economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to such foreign companies or investments in foreign equity and the possibility of fluctuations in the rate of exchange between currencies) could negatively affect foreign securities markets. Stock and currency market volatility and market developments in one or more countries may cause volatility or a decline in another country. Moreover, the relevant economies may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

YOU MAY NOT BE ABLE TO SELL YOUR INDEX LASERS IF AN ACTIVE TRADING MARKET FOR THE INDEX LASERS DOES NOT DEVELOP

     There is currently no secondary market for the Index LASERS. Citigroup Global Markets Inc. currently intends, but is not obligated, to make a market in the Index LASERS. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Index LASERS. We have applied to list the Index LASERS on the American Stock Exchange under the symbol "IDJ," but we cannot assure you that the Index LASERS will be approved for listing. If the Index LASERS are not approved for listing on the American Stock Exchange or if the secondary market for the Index LASERS is otherwise limited, there may be few buyers should you choose to sell your Index LASERS prior to maturity and this may reduce the price you receive.

THE MARKET VALUE OF THE INDEX LASERS MAY BE AFFECTED BY PURCHASES AND SALES OF THE STOCKS UNDERLYING THE DOW JONES EURO STOXX 50 INDEX OR DERIVATIVE INSTRUMENTS RELATED TO THE INDEX BY AFFILIATES OF CITIGROUP GLOBAL MARKETS HOLDINGS

     Citigroup Global Markets Holdings' affiliates, including Citigroup Global Markets Inc., may from time to time buy or sell the underlying stocks of the Dow Jones EURO STOXX 50 Index or derivative instruments relating to the index for their own accounts in connection with their normal business practices. These transactions could affect the value of the underlying stocks of the Dow Jones EURO STOXX 50 Index and therefore the market value of the Index LASERS.

CITIGROUP GLOBAL MARKETS INC., AN AFFILIATE OF CITIGROUP GLOBAL MARKETS HOLDINGS, IS THE CALCULATION AGENT, WHICH COULD RESULT IN A CONFLICT OF INTEREST

     Citigroup Global Markets Inc., which is acting as the calculation agent for the Index LASERS, is an affiliate of ours. As a result, Citigroup Global Markets Inc.'s duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.

CITIGROUP GLOBAL MARKETS HOLDINGS' HEDGING ACTIVITY COULD RESULT IN A CONFLICT OF INTEREST

     We expect to hedge our obligations under the Index LASERS through one or more of our affiliates. This hedging activity will likely involve trading in one or more of the stocks underlying the Dow Jones EURO STOXX 50 Index or in other instruments, such as options, swaps or futures, based upon the Dow Jones EURO STOXX 50 Index or the stocks underlying the Dow Jones EURO STOXX 50 Index. This hedging activity may present a conflict between your interest in the Index LASERS and the interests we and our affiliates have in executing, maintaining and adjusting our hedge transactions because it could affect the value of the Dow Jones EURO STOXX 50 Index and therefore the market value of the Index LASERS. It could also be adverse to your interest if it affects the price at which our subsidiary Citigroup Global Markets Inc. may be willing to purchase your Index LASERS in the secondary market. Since hedging our obligation under the Index LASERS involves risk and may be influenced by a number of factors, it is possible that we or our affiliates may profit from our hedging activity, even if the market value of the Index LASERS declines.

THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE INDEX LASERS ARE UNCERTAIN

     No statutory, judicial or administrative authority directly addresses the characterization of the Index LASERS or instruments similar to the Index LASERS for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Index LASERS are not certain. No ruling is being requested from the Internal Revenue Service with respect to the Index LASERS and no assurance can be given that the Internal Revenue Service will agree with the conclusions expressed under "Certain United States Federal Income Tax Considerations" in this prospectus supplement.

                        DESCRIPTION OF THE INDEX LASERS

     The description in this prospectus supplement of the particular terms of the Index LeAding StockmarkEt Return Securities (Index LASERS(SM)) Based Upon the Dow Jones EURO STOXX 50 Index Due March 30, 2009 supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the registered securities set forth in the accompanying prospectus.

GENERAL

     The Index LeAding StockmarkEt Return Securities (Index LASERS(SM)) Based Upon the Dow Jones EURO STOXX 50 Index (the "Index LASERS") are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus. The aggregate principal amount of the Index LASERS issued will be $18,100,000 (1,810,000 Index LASERS). The Index LASERS will mature on March 30, 2009, will constitute part of the senior debt of Citigroup Global Markets Holdings and will rank pari passu with all other unsecured and unsubordinated debt of Citigroup Global Markets Holdings. The Index LASERS will be issued only in fully registered form and in denominations of $10 per Index LASERS and integral multiples thereof.

     The payment you receive at maturity on the Index LASERS will depend on the value of the Dow Jones EURO STOXX 50 Index after the date of this prospectus settlement up to and including the third index business day before maturity (whether intra-day or at the close of trading on any index business day).

     If the ending value of the Dow Jones EURO STOXX 50 Index is greater than its starting value, the payment you receive at maturity will be greater than your investment in the Index LASERS and will be greater than the price return (without taking into account any dividends paid on the stocks underlying the index) on an instrument directly linked to the Dow Jones EURO STOXX 50 Index because of the upside participation rate of 150%.

     If the ending value of the Dow Jones EURO STOXX 50 Index is less than the starting value of the Dow Jones EURO STOXX 50 Index and the value of the Dow Jones EURO STOXX 50 Index on any index business day after the date of this prospectus supplement up to and including the third index business day before maturity (whether intra-day or at the closing of trading on any index business day) is less than or equal to 2295.50 (75% of the starting value of the Dow Jones EURO STOXX 50 Index), the payment you receive at maturity will equal the difference between $10 and the product of $10 and the percentage decrease of the index from its starting value, in which case you will receive less than your investment in the Index LASERS.

     If the ending value of the Dow Jones EURO STOXX 50 Index is less than the starting value of the Dow Jones EURO STOXX 50 Index and the value of the Dow Jones EURO STOXX 50 Index on any index business day after the date of this prospectus supplement up to and including the third index business day before maturity (whether intra-day or at the closing of trading on any index business day) is more than 2295.50 (75% of the starting value of the Dow Jones EURO STOXX 50 Index), the payment you receive at maturity will equal your initial investment.

     Reference is made to the accompanying prospectus for a detailed summary of additional provisions of the Index LASERS and of the senior debt indenture under which the Index LASERS will be issued.

INTEREST

     We will not make any periodic payments of interest or any other payments on the Index LASERS until maturity. At maturity, in addition to your initial principal, you will receive an index return amount as described below.

REDEMPTION AT THE OPTION OF THE HOLDER; DEFEASANCE

     The Index LASERS are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under "Description of Debt
Securities -- Defeasance."

PAYMENT AT MATURITY

     The Index LASERS will mature on March 30, 2009. At maturity, you will receive for each Index LASERS a maturity payment equal to the sum of the initial principal amount of $10 per Index LASERS plus the index return amount, which may be positive, zero or negative.

INDEX RETURN AMOUNT

     The index return amount will be based on the return of the Dow Jones EURO STOXX 50 Index. The index return, which is presented in this prospectus supplement as a percentage, will equal the following fraction:

                         Ending Value -- Starting Value
                    ----------------------------------------
                                 Starting Value

     How the index return amount will be calculated depends on whether the index return is positive, zero or negative:

     - IF THE INDEX RETURN IS POSITIVE, the index return amount will equal the product of:

                 $10 * Upside Participation Rate * Index Return

       The upside participation rate is 150%.

     - IF THE INDEX RETURN IS NEGATIVE and

      - the value of the Dow Jones EURO STOXX 50 Index on any index business day after the date of this prospectus supplement up to and including the third index business day before maturity (whether intra-day or at the close of trading on any index business day) is less than or equal to 2295.50 (75% of the starting value of the Dow Jones EURO STOXX 50 Index), then the index return amount will equal the product of:

                               $10 * Index Return

        In this case, the index return amount will be negative and the maturity payment will be less than the $10 principal amount per Index LASERS.

      - the value of the Dow Jones EURO STOXX 50 Index on any index business day after the date of this prospectus supplement up to and including the third index business day before maturity (whether intra-day or at the close of trading on any index business day) is not less than or equal to 2295.50 (75% of the starting value of the Dow Jones EURO STOXX 50 Index), then the index return amount will be zero and the maturity payment will be $10 per Index LASERS.

     - IF THE INDEX RETURN IS ZERO (i.e., if there is no change in the value of the Dow Jones EURO STOXX 50 Index over the term of the Index LASERS), then the index return amount will be zero and the maturity payment will be $10 per Index LASERS.

     The starting value equals $3060.67, the closing value of the Dow Jones EURO STOXX 50 Index on March 24, 2005.

     The ending value will be the closing value of the Dow Jones EURO STOXX 50 Index on the third index business day before the maturity date.

     If no value (including a closing value) of the Dow Jones EURO STOXX 50 Index is available on any date of determination because of a market disruption event or otherwise, unless deferred by the calculation agent as described below, the value of the Dow Jones EURO STOXX 50 Index will be the arithmetic mean, as determined by the calculation agent, of the value of the Dow Jones EURO STOXX 50 Index obtained from as many dealers in equity securities (which may include Citigroup Global Markets Inc. or any of our other subsidiaries or affiliates), but not exceeding three such dealers, as will make such value available to the calculation agent. The determination of the value of the Dow Jones EURO STOXX 50 Index by the calculation agent in the event no such value is available may be deferred by the calculation agent for up to two consecutive index business days on which a market disruption event is occurring.

     An index business day means a day, as determined by the calculation agent, on which the Dow Jones EURO STOXX 50 Index or any successor index is calculated and published and on which securities comprising more than 80% of the value of the Dow Jones EURO STOXX 50 Index on such day are capable of being traded on their relevant exchanges during the one-half hour before the determination of the closing value of the Dow Jones EURO STOXX 50 Index. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on us and the beneficial owners of the Index LASERS, absent manifest error.

     A market disruption event means, as determined by the calculation agent in its sole discretion, the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any relevant exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, for a period longer than two hours, or during the one-half hour period preceding the close of trading, on the applicable exchange, of accurate price, volume or related information in respect of (a) stocks which then comprise 20% or more of the value of the Dow Jones EURO STOXX 50 Index or any successor index, (b) any options or futures contracts, or any options on such futures contracts relating to the Dow Jones EURO STOXX 50 Index or any successor index, or (c) any options or futures contracts relating to stocks which then comprise 20% or more of the value of the Dow Jones EURO STOXX 50 Index or any successor index on any exchange or market if, in each case, in the determination of the calculation agent, any such suspension, limitation or unavailability is material. For the purpose of determining whether a market disruption event exists at any time, if trading in a security included in the Dow Jones EURO STOXX 50 Index is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the value of the Dow Jones EURO STOXX 50 Index will be based on a comparison of the portion of the value of the Dow Jones EURO STOXX 50 Index attributable to that security relative to the overall value of the Dow Jones EURO STOXX 50 Index, in each case immediately before that suspension or limitation.

MATURITY PAYMENT -- HYPOTHETICAL EXAMPLES

     The table below shows hypothetical maturity payments on the Index LASERS for a range of ending values of the Dow Jones EURO STOXX 50 Index. The table assumes that the starting value of the Dow Jones EURO STOXX 50 Index is 3060.67, that the upside participation rate is 150%, and that, in the case of an ending value of the index that is lower than the starting value, whether holders will receive $10 at maturity or $10 minus the index return amount depends on whether the value of the Dow Jones EURO STOXX 50 Index decreases by 25.0% or more from its starting value at any time during the term of the Index LASERS. The percentage change of the Dow Jones EURO STOXX 50 Index does not include any dividends paid on the stocks underlying the index.

                                   INDEX VALUE DID NOT DECREASE    INDEX VALUE DECREASED BY 25.0%
                                       BY 25.0% AT ANY TIME              OR MORE AT ANY TIME
                 PERCENTAGE        -----------------------------   -------------------------------
                  CHANGE OF                          MATURITY                         MATURITY
  ENDING          THE INDEX         RETURN ON      PAYMENT PER       RETURN ON       PAYMENT PER
 VALUE OF    FROM STARTING VALUE    THE INDEX         INDEX          THE INDEX          INDEX
 THE INDEX     TO ENDING VALUE        LASERS          LASERS          LASERS           LASERS
 ---------   -------------------   ------------   --------------   -------------   ---------------
  1603.37           (47.61)%                                           (47.61)%           5.24
  1756.77           (42.60)%                                           (42.60)%           5.74
  1910.17           (37.59)%                                           (37.59)%           6.24
  2063.57           (32.58)%                                           (32.58)%           6.74
  2216.97           (27.57)%                                           (27.57)%           7.24
  2370.37           (22.55)%           0.00%           10.00           (22.55)%           7.74
  2523.77           (17.54)%           0.00%           10.00           (17.54)%           8.25
  2600.47           (15.04)%           0.00%           10.00           (15.04)%           8.50
  2753.87           (10.02)%           0.00%           10.00           (10.02)%           9.00
  2907.27            (5.01)%           0.00%           10.00            (5.01)%           9.50
  3060.67             0.00%            0.00%           10.00             0.00%           10.00
  3367.47            10.02%           15.04%           11.50            15.04%           11.50
  3674.27            20.05%           30.07%           13.01            30.07%           13.01
  3981.07            30.07%           45.11%           14.51            45.11%           14.51
  4287.87            40.10%           60.14%           16.01            60.14%           16.01
  4594.67            50.12%           75.18%           17.52            75.18%           17.52
  4901.47            60.14%           90.22%           19.02            90.22%           19.02
  5208.27            70.17%          105.25%           20.53           105.25%           20.53
  5515.07            80.19%          120.29%           22.03           120.29%           22.03
  5821.87            90.22%          135.32%           23.53           135.32%           23.53
  6128.67           100.24%          150.36%           25.04           150.36%           25.04

     The examples are for purposes of illustration only. The actual index return amount will depend on the actual ending value determined by the calculation agent as provided in this prospectus supplement. Historical closing values for the Dow Jones EURO STOXX 50 Index are included in this prospectus supplement under "Description of the Dow Jones EURO STOXX 50 Index -- Historical Data on the Dow Jones EURO STOXX 50 Index."

DISCONTINUANCE OF DOW JONES EURO STOXX 50 INDEX

     If STOXX discontinues publication of the Dow Jones EURO STOXX 50 Index or if it or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the Dow Jones EURO STOXX 50 Index, then the value of the index will be determined by reference to the value of that index, which we refer to as a "successor index."

     Upon any selection by the calculation agent of a successor index, the calculation agent will cause notice to be furnished to us and the trustee, who will provide notice of the selection of the successor index to the registered holders of the Index LASERS.

     If STOXX discontinues publication of the Dow Jones EURO STOXX 50 Index and a successor index is not selected by the calculation agent or is no longer published on any date of determination of the value of the index, the value to be substituted for the Dow Jones EURO STOXX 50 Index for that date will be a value computed by the calculation agent for that date in accordance with the procedures last used to calculate the Dow Jones EURO STOXX 50 Index prior to any such discontinuance.

     If STOXX discontinues publication of the Dow Jones EURO STOXX 50 Index prior to the determination of the index return amount and the calculation agent determines that no successor index is available at that time, then on each index business day until the earlier to occur of (a) the determination of the index return amount and (b) a determination by the calculation agent that a successor index is available, the calculation agent will determine the value that is to be used in computing the value of the Dow Jones EURO STOXX 50 Index as described in the preceding paragraph. The calculation agent will cause notice of daily closing values to be published not less often than once each month in The Wall Street Journal (or another newspaper of general circulation). Notwithstanding these alternative arrangements, discontinuance of the publication of the Dow Jones EURO STOXX 50 Index may adversely affect trading in the Index LASERS.

     If a successor index is selected or the calculation agent calculates a value as a substitute for the Dow Jones EURO STOXX 50 Index as described above, the successor index or value will be substituted for the Dow Jones EURO STOXX 50 Index for all purposes, including for purposes of determining whether an index business day or market disruption event occurs. Notwithstanding these alternative arrangements, discontinuance of the publication of the Dow Jones EURO STOXX 50 Index may adversely affect the value of the Index LASERS.

     All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on us and the beneficial owners of the Index LASERS, absent manifest error.

ALTERATION OF METHOD OF CALCULATION

     If at any time the method of calculating the Dow Jones EURO STOXX 50 Index or a successor index is changed in any material respect, or if the Dow Jones EURO STOXX 50 Index or a successor index is in any other way modified so that the value of the Dow Jones EURO STOXX 50 Index or the successor index does not, in the opinion of the calculation agent, fairly represent the value of that index had the changes or modifications not been made, then, from and after that time, the calculation agent will, at the close of business in New York, New York, make those adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the Dow Jones EURO STOXX 50 Index or the successor index as if the changes or modifications had not been made, and calculate the value of the index with reference to the Dow Jones EURO STOXX 50 Index or the successor index. Accordingly, if the method of calculating the Dow Jones EURO STOXX 50 Index or the successor index is modified so that the value of the Dow Jones EURO STOXX 50 Index or the successor index is a fraction or a multiple of what it would have been if it had not been modified, then the calculation agent will adjust that index in order to arrive at a value of the index as if it had not been modified.

EVENTS OF DEFAULT AND ACCELERATION

     In case an Event of Default (as defined in the accompanying prospectus) with respect to any Index LASERS shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Index LASERS will be determined by the calculation agent and will equal, for each Index LASERS, the maturity payment, calculated as though the maturity of the Index LASERS were the date of early repayment. See "-- Payment at Maturity" above. If a bankruptcy proceeding is commenced in respect of Citigroup Global Markets Holdings, the claim of the beneficial owner of Index LASERS will be capped at the maturity payment, calculated as though the maturity date of the Index LASERS were the date of the commencement of the proceeding.

     In case of default in payment at maturity of the Index LASERS, the Index LASERS shall bear interest, payable upon demand of the beneficial owners of the Index LASERS in accordance with the terms of the Index LASERS, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of 5.125% per annum on the unpaid amount due.

BOOK-ENTRY SYSTEM

     Upon issuance, all Index LASERS will be represented by one or more fully registered global securities (the "Global Securities"). Each such Global Security will be deposited with, or on behalf of, DTC and registered in the name of DTC or a nominee thereof. Unless and until it is exchanged in whole or in part for Index LASERS in definitive form, no Global Security may be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any such nominee to a successor of DTC or a nominee of such successor. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the Index LASERS through the accounts that each of these systems maintains as a participant in DTC.

     A description of DTC's procedures with respect to the Global Securities is set forth in the accompanying prospectus under "Book-Entry Procedures and Settlement." DTC has confirmed to Citigroup Global Markets Holdings, Citigroup Global Markets Inc. and the trustee that it intends to follow such procedures.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Index LASERS will be made by Citigroup Global Markets Inc. in same-day funds. All maturity payments and all interest payments will be paid by Citigroup Global Markets Holdings in same-day funds so long as the Index LASERS are maintained in book-entry form.

CALCULATION AGENT

     The calculation agent for the Index LASERS will be Citigroup Global Markets Inc. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Global Markets Holdings and the holders of the Index LASERS. Because the calculation agent is an affiliate of Citigroup Global Markets Holdings, potential conflicts of interest may exist between the calculation agent and the holders of the Index LASERS, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to holders of the Index LASERS. Citigroup Global Markets Inc. is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

              DESCRIPTION OF THE DOW JONES EURO STOXX 50 INDEX(SM)

GENERAL

     Unless otherwise stated, we have derived all information regarding the Dow Jones EURO STOXX 50 Index(SM) provided in this prospectus supplement, including its composition, method of calculation and changes in components, from STOXX Limited, publicly available sources and other sources we believe to be reliable. Such information reflects the policies of, and is subject to change by, STOXX Limited. STOXX Limited is under no obligation to continue to publish, and may discontinue or suspend the publication of, the Dow Jones EURO STOXX 50 Index at any time. We do not assume any responsibility for the accuracy or completeness of any information relating to the Dow Jones EURO STOXX 50 Index.

     STOXX Limited ("STOXX"), a joint venture between Deutsche Borse AG, Dow Jones & Company and the SWX Group, publishes the Dow Jones EURO STOXX 50 Index, a free-float capitalization-weighted index designed to provide a blue chip representation of 50 market sector leaders in the Eurozone (Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain). Publication of the Dow Jones EURO STOXX 50 Index began on February 26, 1998, based on an initial value of 1000 on December 31, 1991. The value of the Dow Jones EURO STOXX 50 Index is published in both Euros and U.S. Dollars. The Index LASERS will be based on the value of the Dow Jones EURO STOXX 50 Index as calculated and published in Euros.

     According to STOXX, as of December 30, 2004, the market capitalization of the 50 companies included in the Dow Jones EURO STOXX 50 Index ranged from a high of E 96.53 billion to a low of E 8.78 billion. The ten companies with the highest weighting in the Dow Jones EURO STOXX 50 Index represented 39.41% of the index, while the ten companies with the smallest weighting represented 8.82% of the index. As of June 30, 2004, the seven countries that are represented in the index account for the following approximate percentages: (1) France, 31.3%; (2) Germany, 22.6%; (3) The Netherlands, 17.2%; (4) Spain, 13.8%; (5) Italy, 11.6%;
and (6) Finland and Belgium, 3.5%. The companies that are included in the Dow Jones EURO STOXX 50 Index are representative of the broad market in the EMU and of a wide array of European industries including the following: automobile; food and beverage; banking; industrial; chemical; insurance conglomerates; media; construction; technology; energy; telecommunications; financial services and utility.

COMPUTATION OF THE DOW JONES EURO STOXX 50 INDEX

     While STOXX currently employs the following methodology to calculate the Dow Jones EURO STOXX 50 Index, no assurance can be given that STOXX will not modify or change such methodology in a manner that may affect the interest distribution amount, if any, payable to the beneficial owners of the Notes.

     The 50 stocks comprising the Dow Jones EURO STOXX 50 Index are selected from among the components of the 18 market sector indices of the Dow Jones EURO STOXX, which represents the Eurozone portion of the Dow Jones STOXX Total Market Index. The Dow Jones EURO STOXX 50 Index captures approximately 60% of the free-float market capitalization of the Dow Jones EURO STOXX, which in turn covers approximately 95% of the free-float market capitalization of the represented countries.

     Within each of the 18 Dow Jones EURO STOXX market sector indexes, the component stocks are ranked by free-float market capitalization. The largest stocks from each market sector index are added to the Dow Jones EURO STOXX 50 Index selection list until the coverage is close to, but still less than, 60% of the free-float market capitalization of the corresponding Dow Jones EURO STOXX TMI market sector index. If the next-ranked stock brings the coverage closer to 60% in absolute terms, then it is also added to the selection list. Lastly, any remaining stocks that are current Dow Jones EURO STOXX 50 Index components are added to the selection list. (In exceptional cases, the Supervisory Board may make additions and deletions to the selection list.)

     All the stocks on the selection list are then ranked by free-float market capitalization. The 40 largest stocks on the selection list are chosen as components of the Dow Jones EURO STOXX 50 Index. Any remaining current components of the Dow Jones EURO STOXX 50 Index ranked between 41 and 60 are also added as index components. If the component number is still below 50, then the largest stocks on the selection list are added until the index contains 50 stocks.

     The composition of the Dow Jones EURO STOXX 50 Index is reviewed annually, and changes are implemented on the third Friday in September of each year, using market data from the end of August of that year as the basis for the review process. Changes in the composition of the Dow Jones EURO STOXX 50 Index are made to ensure that the Dow Jones EURO STOXX 50 Index includes those companies which, within the eligible countries and within each industry sector, have the greatest market capitalization. Changes in the composition of the Dow Jones EURO STOXX 50 Index are made entirely by STOXX without consultation with the companies represented in the Dow Jones EURO STOXX 50 Index. The Dow Jones EURO STOXX 50 Index is also reviewed on an ongoing basis, and change in the composition of the Dow Jones EURO STOXX 50 Index may be necessary if there have been extraordinary events for one of the issuers of the underlying securities, e.g., delisting, bankruptcy, merger or takeover. In these cases, the event is taken into account as soon as it is effective. In order to avoid distortions, changes in the index for dividends, stock splits, rights offerings, spin-offs, repurchases and the like are made on a quarterly basis, unless the number of outstanding shares of a component company changes by more than 10%, in which case the adjustment is made immediately. The underlying securities may be changed at any time for any reason.

     Free-float market capitalization is the portion of a stock's total market capitalization that is available for trading. No component's weight is permitted to exceed 10% of the index's total free-float market capitalization. The weights are reviewed quarterly. If any component stock exceeds 10% of the value of the index, STOXX will cap that stock's representation in the index at 10%, which will be fixed until the next quarterly review.

     Neither Dow Jones nor STOXX is under any obligation to continue the calculation and dissemination of the Dow Jones EURO STOXX 50 Index. The Index LASERS are not sponsored, endorsed, sold or promoted by either Dow Jones or STOXX. No inference should be drawn from the information contained in this prospectus supplement that either Dow Jones or STOXX makes any representation or warranty, implied or express, to us, the holders of the Index LASERS or any member of the public regarding the advisability of investing in securities generally or in the Index LASERS in particular or the ability of the Dow Jones EURO STOXX 50 Index to track general stock market performance. Neither Dow Jones nor STOXX has any obligation to take our needs or those of the holders of the Index LASERS into consideration in determining, composing or calculating the Dow Jones EURO STOXX 50 Index. Dow Jones and STOXX are not responsible for, and have not participated in the determination of, the timing of, prices for, or quantities of, the Index LASERS to be issued or in the determination or calculation of the equation by which the index return amount or any other amount payable with respect to the Index LASERS is set. Dow Jones and STOXX have no obligation or liability in connection with the administration, marketing or trading of the Index LASERS.

HISTORICAL DATA ON THE DOW JONES EURO STOXX 50 INDEX

                            MONTH-END CLOSING VALUES

     The following table sets forth the value of the Dow Jones EURO STOXX 50 Index at the end of each month in the period from January 2000 through February 2005. These historical data on the Dow Jones EURO STOXX 50 Index are not necessarily indicative of the future performance of the Dow Jones EURO STOXX 50 Index or what the value of the Index LASERS may be. Any historical upward or downward trend in the value of the Dow Jones EURO STOXX 50 Index during any period set forth below is not any indication that the Dow Jones EURO STOXX 50 Index is more or less likely to increase or decrease at any time during the term of the Index LASERS.

                                       2000      2001      2002      2003      2004      2005
                                      -------   -------   -------   -------   -------   -------
January............................   4684.48   4779.90   3670.26   2248.17   2839.13   2984.59
February...........................   5182.62   4318.88   3624.74   2140.73   2893.18   3058.32
March..............................   5249.55   4185.00   3784.05   2036.86   2787.49
April..............................   5303.95   4525.01   3574.23   2324.23   2787.48
May................................   5200.89   4426.24   3425.79   2330.06   2736.83
June...............................   5145.35   4243.91   3133.39   2419.51   2811.08
July...............................   5122.80   4091.38   2685.79   2519.79   2720.05
August.............................   5175.12   3743.97   2709.29   2556.71   2670.79
September..........................   4915.18   3296.66   2204.39   2395.87   2726.30
October............................   5057.46   3478.63   2518.99   2575.04   2811.72
November...........................   4790.08   3658.27   2656.85   2630.47   2876.39
December...........................   4772.39   3806.13   2386.41   2760.66   2951.24

     The closing value of the Dow Jones EURO STOXX 50 Index on March 24, 2005 was 3060.67.

                            MONTH-END CLOSING VALUES

     The following graph illustrates the historical performance of the Dow Jones EURO STOXX 50 Index based on the closing value thereof on the last index business day of each month from January 1992 through February 2005. Past movements of the Dow Jones EURO STOXX 50 Index are not necessarily indicative of future Dow Jones EURO STOXX 50 Index values.

              DOW JONES EURO STOXX 50 INDEX MONTHLY CLOSING VALUES

                                    (GRAPH)

LICENSE AGREEMENT

     STOXX, Dow Jones and an affiliate of Citigroup Global Markets Holdings have entered into a nonexclusive license agreement providing for the license to Citigroup Global Markets Holdings, in exchange for a fee, of the right to use indices owned and published by STOXX and Dow Jones in connection with certain securities, including the Index LASERS.

     The license agreement provides that the following language must be stated in this prospectus supplement.

     "STOXX and Dow Jones have no relationship to Citigroup Global Markets Holdings, other than the licensing of the use of the Dow Jones EURO STOXX 50 Index and the related trademarks as the case may be for use in connection with the calculation of the Index LASERS.

     STOXX and Dow Jones do not:

     - sponsor, endorse, sell or promote the Index LASERS;

     - make investment recommendations that any person invest in the Index LASERS or any other securities;

     - have any responsibility or liability for or make any decisions about the timing, amount or pricing of the Index LASERS;

     - have any responsibility or liability for the administration, management or marketing of the Index LASERS; or

     - consider the Index LASERS or the owner of the Index LASERS in determining, composing or calculating the Dow Jones EURO STOXX 50 Index or have any obligation to do so.

     NEITHER STOXX NOR DOW JONES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES EURO STOXX 50 INDEX OR ANY DATA INCLUDED THEREIN AND NEITHER STOXX NOR DOW JONES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. NEITHER STOXX NOR DOW JONES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CITIGROUP GLOBAL MARKETS HOLDINGS, OWNERS OF THE INDEX LASERS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN. NEITHER DOW JONES NOR STOXX MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES OR STOXX HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES."

     The license agreement is solely for the benefit of Citigroup Global Markets Holdings and its affiliates, Dow Jones and STOXX and not for the benefit of the owners of the Index LASERS or any other third parties.

     All disclosures contained in this prospectus supplement regarding the Dow Jones EURO STOXX 50, including its makeup, method of calculation and changes in its components, are derived from publicly available information prepared by STOXX and Dow Jones. None of Citigroup Global Markets Holdings, Citigroup Global Markets Inc. or the trustee assumes any responsibility for the accuracy or completeness of such information.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion is a summary of the principal U.S. federal income tax consequences that may be relevant to a citizen or resident of the United States, a corporation, partnership or other entity created or organized under the laws of the United States, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust that is a United States person for U.S. federal income tax purposes (any of the foregoing, a "U.S. person") who is the beneficial owner of an Index LASERS (a "U.S. Holder"). All references to "holders" (including U.S. Holders) are to beneficial owners of the Index LASERS. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this prospectus supplement, all of which are subject to change at any time (possibly with retroactive effect). As the law is technical and complex, the discussion below necessarily represents only a general summary.

     This summary addresses the U.S. federal income tax consequences to holders who are initial holders of the Index LASERS and who will hold the Index LASERS as capital assets. This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations and taxpayers holding the Index LASERS as part of a "straddle," "hedge," "conversion transaction," "synthetic security" or other integrated investment. This summary assumes that no company the stock of which is included in the Dow Jones EURO STOXX 50 Index is a "passive foreign investment company," and if that assumption were untrue, it is possible that the Index LASERS could be subject to unfavorable tax treatment. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

     No statutory, judicial or administrative authority directly addresses the characterization of the Index LASERS or instruments similar to the Index LASERS for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Index LASERS are not certain. No ruling is being requested from the Internal Revenue Service (the "IRS") with respect to the Index LASERS and no assurance can be given that the IRS will agree with the conclusions expressed herein. ACCORDINGLY, A PROSPECTIVE INVESTOR (INCLUDING A TAX-EXEMPT INVESTOR) IN THE INDEX LASERS SHOULD CONSULT ITS TAX ADVISOR IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE INDEX LASERS, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

     In purchasing an Index LASERS, each holder agrees with Citigroup Global Markets Holdings that Citigroup Global Markets Holdings and such holder intend to treat an Index LASERS for U.S. federal income tax purposes as a cash-settled variable forward contract on the value of the Dow Jones EURO STOXX 50 Index at maturity under which an amount equal to the purchase price of the Index LASERS is treated as a non-interest-bearing cash deposit to be applied at maturity in full satisfaction of the holder's payment obligation under the forward contract. (Prospective investors should note that cash proceeds of this offering will not be segregated by Citigroup Global Markets Holdings during the term of the Index LASERS, but instead will be commingled with Citigroup Global Markets Holdings' other assets and applied in a manner consistent with the section "Use of Proceeds and Hedging" in the accompanying prospectus.) As discussed below, there is no assurance that the IRS will agree with this treatment, and alternative treatments of the Index LASERS could result in less favorable U.S. federal income tax consequences to a holder, including a requirement to accrue income on a current basis.

     Under the characterization of the Index LASERS as cash-settled variable forward contracts, a holder's tax basis in an Index LASERS generally will equal the holder's cost for that Index LASERS. Upon the sale or other taxable disposition of an Index LASERS, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder's tax basis in the Index LASERS. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the Index LASERS for more than one year at the time of disposition.

     Under such characterization, at maturity a U.S. Holder will recognize capital gain or loss equal to any difference between the amount of cash received from Citigroup Global Markets Holdings and the U.S. Holder's tax basis in the Index LASERS at that time. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the Index LASERS for more than one year at maturity.

     Due to the absence of authority as to the proper characterization of the Index LASERS and the absence of any comparable instruments for which there is a widely accepted tax treatment, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization of the Index LASERS as cash-settled variable forward contracts and the tax treatment described above. In particular, because a holder will be entitled to a cash amount equal to or greater than the principal amount of such holder's Index LASERS unless (i) the Dow Jones EURO STOXX 50 Index decreases by at least 25% from its starting value at any time after the date of this prospectus supplement up to and including the third index business day before maturity (whether intra-day or at the close of trading on any index business day) and (ii) the index return is negative, the IRS could seek to analyze the federal income tax consequences of owning Index LASERS under Treasury regulations governing contingent payment debt instruments (the "Contingent Payment Regulations"). The Contingent Payment Regulations are complex, but very generally apply the original issue discount rules of the Internal Revenue Code to a contingent payment debt instrument by requiring that original issue discount be accrued every year at a "comparable yield" for the issuer of the instrument, determined at the time of issuance of the obligation. In addition, the Contingent Payment Regulations require that a projected payment schedule, which results in such a "comparable yield," be determined, and that adjustments to income accruals be made to account for differences between actual payments and projected amounts. To the extent that the comparable yield as so determined exceeds the projected payments on a contingent debt instrument in any taxable year, the owner of that instrument will recognize ordinary interest income for that taxable year in excess of the cash the owner receives and such excess would increase the U.S. Holder's tax basis in the debt instrument. In addition, any gain realized on the sale, exchange or redemption of a contingent payment debt instrument will be treated as ordinary income. Any loss realized on such sale, exchange or redemption will be treated as an ordinary loss to the extent that the holder's original issue discount inclusions with respect to the obligation exceed prior reversals of such inclusions required by the adjustment mechanism described above. Any loss realized in excess of such amount generally will be treated as a capital loss.

     The Contingent Payment Regulations apply only to debt instruments that provide for contingent payments. The Index LASERS provide economic returns that are indexed to the performance of the Dow Jones EURO STOXX 50 Index, and offer no assurance that a holder's investment will be returned to the holder at maturity. Accordingly, Citigroup Global Markets Holdings believes that it is reasonable to treat the Index LASERS for U.S. federal income tax purposes, not as debt instruments, but as cash-settled variable forward contracts in respect of which holders have deposited a fixed amount of cash with Citigroup Global Markets Holdings. If, however, the IRS were successfully to maintain that the Contingent Payment Regulations apply to the Index LASERS, then, among other matters, a U.S. Holder would be required to include in income each year an accrual of interest at a comparable yield for a comparable non-contingent Index LASERS issued by Citigroup Global Markets Holdings even though the holder will be entitled to no payments until the maturity of the Index LASERS. In addition, gain realized by a holder on the sale or other taxable disposition of an Index LASERS (including as a result of payments made at maturity) generally would be characterized as ordinary income, rather than as short- or long-term capital gain (depending on whether the Index LASERS has been held for more than one year).

     Even if the Contingent Payment Regulations do not apply to the Index LASERS, it is possible that the IRS could seek to characterize the Index LASERS in a manner that results in tax consequences different from those described above. Under alternative characterizations of the Index LASERS, it is possible, for example, that an Index LASERS could be treated as including a debt instrument and a forward contract or two or more options.

     It is also possible that future regulations or other IRS guidance would require you to accrue income on the Index LASERS on a current basis. The IRS and U.S. Treasury Department recently issued proposed regulations that require current accrual of income with respect to contingent nonperiodic payments made under certain notional principal contracts. The preamble to the regulations states that the "wait and see" method of tax accounting does not properly reflect the economic accrual of income on such contracts, and requires current accrual of income with respect to some contracts already in existence at the time the proposed regulations were released. While the proposed regulations do not apply to prepaid forward contracts, the preamble to the proposed regulations expresses the view that similar timing issues exist in the case of prepaid forward contracts. If the IRS published future guidance requiring current accrual of income with respect to contingent payments on prepaid forward contracts, it is possible that you could be required to accrue income over the term of the Index LASERS.

     Some or all of the net long-term capital gain arising from certain "constructive ownership" transactions may be characterized as ordinary income, in which case an interest charge would be imposed on any such ordinary income. These rules have no immediate application to forward contracts in respect of the stock of most corporations, including the Index LASERS except potentially to the extent any issuers represented in the Dow Jones EURO STOXX 50 Index are held to be "passive foreign investment companies." The rules, however, grant discretionary authority to the U.S. Treasury Department to expand the scope of "constructive ownership" transactions to include forward contracts in respect of the stock of all corporations. The rules separately also direct the Treasury to promulgate regulations excluding a forward contract that does not convey "substantially all" of the economic return on an underlying asset from the scope of "constructive ownership" transactions. This category may include the Index LASERS. It is not possible to predict whether such regulations will be promulgated by the U.S. Treasury Department, or the form or effective date that any regulations that may be promulgated might take.

NON-UNITED STATES PERSONS

     In the case of a holder of the Index LASERS that is not a U.S. person, any payments made with respect to the Index LASERS will not be subject to U.S. withholding tax, provided that such holder complies with applicable certification requirements. Any capital gain realized upon the sale or other disposition of the Index LASERS by a holder that is not a U.S. person will generally not be subject to U.S. federal income tax if (i) such gain is not effectively connected with a U.S. trade or business of such holder and (ii) in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     A holder of the Index LASERS may be subject to information reporting and to backup withholding with respect to certain amounts paid to the holder unless such holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Rather, any amounts withheld under the backup withholding rules may be refunded or credited against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

                                  UNDERWRITING

     The terms and conditions set forth in the terms agreement dated the date hereof, which incorporates by reference the underwriting agreement basic provisions dated December 1, 1997, govern the sale and purchase of the Index LASERS. The terms agreement and the underwriting agreement basic provisions are referred to together as the underwriting agreement. Citigroup Global Markets Inc., as underwriter, has agreed to purchase from Citigroup Global Markets Holdings, and Citigroup Global Markets Holdings has agreed to sell to Citigroup Global Markets Inc., $18,100,000 principal amount of Index LASERS (1,810,000 Index LASERS).

     The underwriting agreement provides that the obligation of Citigroup Global Markets Inc. to purchase the Index LASERS included in this offering is subject to approval of certain legal matters by counsel and to other conditions. Citigroup Global Markets Inc. is obligated to purchase all of the Index LASERS if it purchases any of the Index LASERS.

     Citigroup Global Markets Inc. proposes to offer some of the Index LASERS directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the Index LASERS to certain dealers at the public offering price less a concession not to exceed $0.30 per Index LASERS. Citigroup Global Markets Inc. may allow, and these dealers may reallow, a concession to exceed of $0.30 per Index LASERS on sales to certain other dealers. Sales may also be made through Citicorp Investment Services and Citicorp Financial Services Corp., broker-dealers affiliated with Citigroup Global Markets Inc., acting as agents. Citicorp Investment Services and Citicorp Financial Services Corp. will receive as remuneration a portion of the underwriting discount set forth on the cover of this prospectus supplement equal to $0.30 per Index LASERS for the Index LASERS they sell. If all of the Index LASERS are not sold at the initial offering price, Citigroup Global Markets Inc. may change the public offering price and the other selling terms.

     Citigroup Global Markets Holdings has agreed that, for the period beginning on the date of the underwriting agreement and continuing to and including the closing date for the purchase of the Index LASERS, it will not, without the prior written consent of Citigroup Global Markets Inc., offer, sell, contract to offer or sell or otherwise dispose of any securities, including any backup undertakings for such securities, of Citigroup Global Markets Holdings, in each case that are substantially similar to the Index LASERS or any security convertible into or exchangeable for the Index LASERS or substantially similar securities. Citigroup Global Markets Inc. may release any of the Index LASERS subject to this lock-up at any time without notice.

     Prior to this offering, there has been no public market for the Index LASERS. Consequently, the initial public offering price for the Index LASERS was determined by negotiations among Citigroup

Global Markets Holdings and Citigroup Global Markets Inc. There can be no assurance, however, that the prices at which the Index LASERS will sell in the public market after this offering will not be lower than the price at which they are sold by Citigroup Global Markets Inc. or that an active trading market in the Index LASERS will develop and continue after this offering.

     Citigroup Global Markets Holdings has applied to list the Index LASERS on the American Stock Exchange under the symbol "IDJ," but cannot assure you that the Index LASERS will be approved for listing.

     In connection with the offering, Citigroup Global Markets Inc., as the underwriter, may purchase and sell Index LASERS and the underlying stocks of the Dow Jones EURO STOXX 50 Index in the open market. These transactions may include covering transactions and stabilizing transactions. Covering transactions involve purchases of Index LASERS in the open market after the distribution has been completed to cover short positions. Stabilizing transactions consist of bids or purchases of Index LASERS or the underlying stocks of the Dow Jones EURO STOXX 50 Index made for the purpose of preventing a decline in the market price of the Index LASERS or the underlying stocks of the Dow Jones EURO STOXX 50 Index while the offering is in progress.

     Any of these activities may have the effect of preventing or retarding a decline in the market price of the Index LASERS. They may also cause the price of the Index LASERS to be higher than the price that otherwise would exist in the open market in the absence of these transactions. Citigroup Global Markets Inc. may conduct these transactions in the over-the-counter market or otherwise. If Citigroup Global Markets Inc. commences any of these transactions, it may discontinue them at any time.

     Citigroup Global Markets Inc. is a subsidiary of Citigroup Global Markets Holdings. Accordingly, the offering will conform with the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers. Citigroup Global Markets Inc. may not confirm sales to any discretionary account without the prior specific written approval of a customer.

     In order to hedge its obligations under the Index LASERS, Citigroup Global Markets Holdings expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. See "Use of Proceeds and Hedging" in the accompanying prospectus.

     We estimate that our total expenses for this offering will be $100,000.

     This prospectus supplement, together with the accompanying prospectus, may also be used by Citigroup Global Markets Holdings' broker-dealer subsidiaries or affiliates in connection with offers and sales of the Index LASERS (subject to obtaining any necessary approval of the American Stock Exchange for any of these offers and sales) in market-making transactions at negotiated prices related to prevailing market prices at the time of sale. Any of these subsidiaries or affiliates may act as principal or agent in these transactions. None of these subsidiaries or affiliates is obligated to make a market in the Index LASERS and any may discontinue any market making at any time without notice, at its sole discretion.

     This prospectus supplement and the accompanying prospectus in electronic format may be made available on the website maintained by the underwriter.

     We have agreed to indemnify Citigroup Global Markets Inc. against certain liabilities under the Securities Act of 1933, or to contribute to payments Citigroup Global Markets Inc. may be required to make because of any of those liabilities.

                                 ERISA MATTERS

     Each purchaser of the Index LASERS or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Index LASERS through and including the date of disposition of such Index LASERS that (a) it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of 29 C.F.R. 2510.3-101 or otherwise, or (iii) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA ((i), (ii) and (iii) collectively, "ERISA-Type Plans"); and (b) if it is a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended, that is not an ERISA-Type Plan (for example, individual retirement accounts, individual retirement annuities or Keogh plans), none of Citigroup Global Markets Inc., its affiliates or any employee thereof manages the plan or provides advice that serves as a primary basis for the plan's decision to purchase, hold or dispose of the Index LASERS.

                                 LEGAL MATTERS

     The validity of the Index LASERS and certain matters relating thereto will be passed upon for Citigroup Global Markets Holdings by Edward F. Greene, Esq. Mr. Greene, General Counsel of Citigroup Global Markets Holdings, beneficially owns, or has rights to acquire under Citigroup employee benefit plans, an aggregate of less than one percent of the common stock of Citigroup. Certain legal matters will be passed upon for the underwriter by Cleary Gottlieb Steen & Hamilton LLP, New York, New York. Cleary Gottlieb Steen & Hamilton LLP has also acted as special tax counsel to Citigroup Global Markets Holdings in connection with the Index LASERS. Cleary Gottlieb Steen & Hamilton LLP has from time acted as counsel for Citigroup Global Markets Holdings and certain of its affiliates and may do so in the future.

      You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this prospectus supplement is accurate as of any date other than the date on the front of the document.


                                   ----------


                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
                              PROSPECTUS SUPPLEMENT
Summary ...............................................................      S-2
Summary Information -- Q&A ............................................      S-3
Incorporation of Certain Documents by Reference .......................      S-7
Risk Factors Relating to the Index LASERS .............................      S-8
Description of the Index LASERS .......................................     S-12
Description of the Dow Jones EURO STOXX 50 Index ......................     S-18
Certain United States Federal Income Tax Considerations ...............     S-22
Underwriting ..........................................................     S-25
ERISA Matters .........................................................     S-26
Legal Matters .........................................................     S-27
                                   PROSPECTUS
Prospectus Summary ....................................................        1
Ratio of Earnings (Losses) to Fixed Charges ...........................        4
Forward-Looking Statements ............................................        6
Citigroup Global Markets Holdings Inc .................................        7
Use of Proceeds and Hedging ...........................................        8
Description of Debt Securities ........................................       10
Description of Index Warrants .........................................       17
Book-Entry Procedures and Settlement ..................................       20
Limitations on Issuances in Bearer Form ...............................       21
Plan of Distribution ..................................................       23
ERISA Matters .........................................................       26
Legal Matters .........................................................       26
Experts ...............................................................       26



                            CITIGROUP GLOBAL MARKETS
                                 HOLDINGS INC.

                       1,810,000 INDEX LEADING STOCKMARKET
                      RETURN SECURITIES (INDEX LASERS(SM))

                                   BASED UPON
                     THE DOW JONES EURO STOXX 50 INDEX(SM)
                               DUE MARCH 30, 2009
                    ($10 PRINCIPAL AMOUNT PER INDEX LASERS)

                                   ----------

                              PROSPECTUS SUPPLEMENT
                                 MARCH 24, 2005
                          (INCLUDING PROSPECTUS DATED
                                NOVEMBER 1, 2004)

                                   ----------





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